Exhibit 99.1

NEWS RELEASE
Trading Symbol:	TSX: SVM
NYSE AMERICAN: SVM

SILVERCORP REPORTS Q3 RESULTS: NET INCOME OF $12.7 MILLION, $0.08 PER SHARE AND PROVIDES FISCAL 2019 PRODUCTION AND CASH COSTS GUIDANCE

VANCOUVER, British Columbia – February 8, 2018 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX: SVM) (NYSE American: SVM) reported its financial and operating results for the third quarter ended December 31, 2017. All amounts are expressed in US Dollars.

THIRD QUARTER HIGHLIGHTS

  Net income attributable to equity shareholders of $12.7 million, or $0.08 per share1 , compared to net income attributable to equity shareholders of $13.1 million, or $0.08 per share in the prior year quarter;

  Gross margin of 52% compared with 55% in the prior year quarter;

  Sales of $44.4 million, down $3.4 million or 7% compared to $47.8 million in the prior year quarter;

  Inventories of silver-lead concentrate of 6,234 tonnes, valued at approximately $16.0 million, an increase of $4.5 million or 39%, compared to 4,666 tonnes valued at approximately $11.5 million in the prior year quarter;

  Silver, lead, and zinc metals sold amounted to approximately 1.5 million ounces silver, 15.8 million pounds lead, and 6.4 million pounds zinc, compared to 1.7 million ounces silver, 19.5 million pounds lead, and 5.7 million pounds zinc in the prior year quarter;

  Head grades were 315 grams per tonne (“g/t”) for silver, 4.5% for lead, and 1.0% for zinc at the Ying Mining District, compared to 303 g/t for silver, 4.8% for lead and 0.8% for zinc in the prior year quarter;

  Total and cash mining costs per tonne ore2 of $74.16 and $56.11, respectively, compared to $67.12 and $47.52 in the prior year quarter;

  Cash cost per ounce of silver2 , net of by-product credits, of negative $5.92, compared to negative $5.48 in the prior year quarter;

  All-in sustaining cost per ounce of silver2 , net of by-product credits, of $3.16, compared to $1.87 in the prior year quarter;

  Spent $1.8 million to buyback 788,000 common shares of the Company;

  Paid $1.7 million dividend to equity shareholders of the Company;

  Invested $3.8 million to participate in a private placement of New Pacific Metals Corp.; and,

  Ended the quarter with $113.3 million in cash and cash equivalents and short-term investments, an increase of $16.8 million or 17%, compared to $96.5 million as at March 31, 2017.

[1] Earnings per share refers to basic earnings per share
[2] Non IFRS measure, please refer to section 10 of the corresponding MD&A for reconciliation

FINANCIALS

Net income attributable to equity shareholders of the Company in Q3 Fiscal 2018 was $12.7 million or basic earnings per share of $0.08, compared to $13.1 million, or $0.08 per share in Q3 Fiscal 2017.

Sales in Q3 Fiscal 2018 were $44.4 million, down 7% compared to $47.8 million in the same quarter last year. Silver and gold sales represented $19.8 million and $0.6 million, respectively, while base metals represented $23.9 million of total sales, compared to silver, gold and base metals sales of $23.4 million, $0.7 million, and $23.7 million, respectively, in the prior year quarter.

The Company’s financial results in Q3 Fiscal 2018 were mainly impacted by the following: i) an increase of 8% and 37% in the realized selling prices for lead and zinc, compared to the prior year quarter, ii) a 3% decrease in the realized selling price for silver, iii) less metals sold as inventory built up; and iv) higher per tonne production costs.

As at December 31, 2017, silver-lead concentrate inventories were 6,234 tonnes containing approximately 0.7 million ounces of silver and 6.9 million pounds of lead, an increase of 34% or 1,568 tonnes, compared to 4,666 tonnes silver-lead concentrate inventories containing approximately 0.5 million ounces of silver and 5.4 million pounds of lead held as at December 31, 2016.

Cost of sales in Q3 Fiscal 2018 was $21.2 million, comparable to $21.5 million in Q3 Fiscal 2017. The cost of sales included $15.6 million (Q3 Fiscal 2017 - $14.9 million) cash production costs, $1.3 million mineral resources tax (Q3 Fiscal 2017 - $1.4 million), and $4.4 million (Q3 Fiscal 2017 - $5.2 million) depreciation and amortization charges.

Gross profit margin in Q3 Fiscal 2018 was 52%, compared to 55% in Q3 Fiscal 2017. Ying Mining District’s gross margin was 55% compared to a 58% gross profit margin in the prior year quarter. GC Mine’s profit margin was 41% compared to a 39% gross profit margin in the prior year quarter.

General and administrative expenses in Q3 Fiscal 2018 and the nine months ended December 31, 2017 were $4.9 million and $14.0 million (Q3 Fiscal 2017 - $4.0 million, nine months ended December 31, 2016 - $12.5 million). The increase was mainly due to the resumption of activities at the XHP Project to review alternatives and activities carried at the BYP Mine to renew its mining license, resulting in additional office and administrative expenses and labour costs.

Income tax expenses in Q3 Fiscal 2018 were $4.3 million compared to $5.4 million in Q3 Fiscal 2017. The income tax expense recorded in Q3 Fiscal 2017 included current income tax expense of $3.7 million (Q3 Fiscal 2016 – $4.7 million) and deferred income tax expense of $0.6 million (Q3 Fiscal 2016 – $0.6 million).

Cash flows provided by operating activities in Q3 Fiscal 2018 were $27.5 million, compared to $28.3 million in the prior year quarter. Before changes in non-cash operating working capital, cash flows provided by operating activities in Q3 Fiscal 2018 were $23.0 million, a decrease of $3.4 million or 13%, compared to $26.4 million in the prior year quarter.

For the nine months ended December 31, 2017, net income attributable to equity shareholders of the Company was $34.8 million or $0.21 per share, up 15% compared to $30.2 million or $0.18 per share in the same prior year period; sales were $131.6 million, up 2% from $129.4 million in the same prior year period; and cash flow from operating activities was $65.1 million, down 14% from $75.6 million in the same prior year period.

Working capital as at December 31, 2017 was $84.9 million, an increase of $14.2 million or 20%, compared to $70.7 million working capital as at March 31, 2017.

OPERATIONS AND DEVELOPMENT

(i)	Q3 Fiscal 2018 vs. Q3 Fiscal 2017

On a consolidated basis, the Company mined 252,284 tonnes of ore in Q3 Fiscal 2018, comparable to 252,784 tonnes in Q3 Fiscal 2017. Ore milled were 256,037 tonnes, compared to 263,339 tonnes of ore milled in Q3 Fiscal 2017.

In Q3 Fiscal 2018, the Company sold approximately 1.5 million ounces of silver, 700 ounces of gold, 15.8 million pounds of lead, and 6.4 million pounds of zinc, compared to 1.7 million ounces of silver, 700 ounces of gold, 19.5 million pounds of lead, and 5.7 million pounds of zinc, respectively, in Q3 Fiscal 2017. Sales from lead and zinc accounted for 54% of the total sales and amounted to $23.8 million, an increase of $0.3 million, compared to $23.5 million in the prior year quarter.

The consolidated total mining costs and cash mining costs were $74.16 and $56.11 per tonne, compared to $67.12 and $47.52 per tonne, respectively, in Q3 Fiscal 2017. The increase in cash mining costs were mainly due to: i) a $0.9 million increase in raw material supply costs, ii) a $0.4 million increase in mining preparation costs resulting from more underground tunnelling expensed in the current quarter, and iii) a $0.5 million increase in mining labor costs due to additional bonus accrued as per the Company’s profit sharing plan in China.

The consolidated total milling costs and cash milling costs in Q3 Fiscal 2018 were $13.45 and $11.31 per tonne, compared to $12.40 and $10.32 per tonne, respectively, in Q3 Fiscal 2017. The increase in cash milling costs were mainly due to $0.2 million increase in raw material supply costs.

The consolidated total production costs and cash costs per ounce of silver, net of by-product credits, were negative $3.04 and negative $5.92 compared to negative $2.50 and negative $5.48 respectively, in the prior year quarter. The overall decrease in cash cost per ounce of silver, net of by-product credits, is mainly due to a 1% increase in by-product credits, mainly arising from 8% and 37% increase in lead and zinc net realized selling prices.

The consolidated all-in sustaining costs per ounce of silver, net of by-product credits, is $3.16 compared to $1.87 in Q3 Fiscal 2017.

(ii)	Nine months ended December 31, 2017 vs Nine months ended December 31, 2016

For the nine months ended December 31, 2017, approximately 4.7 million ounces of silver, 2,400 ounces of gold, 48.6 million pounds of lead, and 17.0 million pounds of zinc were sold compared to 5.2 million ounces of silver, 2,600 ounces of gold, 56.1 million of lead, and 16.8 million pounds of zinc sold in the same prior year period.

The consolidated total mining and cash mining costs were $71.07 and $53.17 per tonne, 6% and 16% increase compared to $66.79 and $45.92 per tonne in the same prior year period while the consolidated total milling costs and cash milling costs were $12.81 and $10.55, comparable to $12.86 and $10.62 per tonne in the same prior year period.

The consolidated cash production costs and all-in sustaining costs per ounce of silver, net of by-product credits, were negative $4.97 and $3.35 compared to negative $2.95 and $3.96, respectively, in the same prior year period.

1. Ying Mining District, Henan Province, China

Operational results - Ying Mining District
	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Nine months ended December 31,
	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016	2017	2016
Ore Mined (tonne)	166,619	173,294	160,408	112,755	171,303	500,321	524,005
Ore Milled (tonne)	167,543	173,946	164,959	108,051	182,259	506,448	530,160
Head Grades
Silver (gram/tonne)	315	294	304	298	303	304	305
Lead (%)	4.5	4.3	4.6	4.8	4.8	4.5	4.7
Zinc (%)	1.0	0.8	0.8	0.8	0.8	0.9	1.0
Recoveries
Silver (%)	95.8	95.6	95.8	96.6	95.1	95.7	95.4
Lead (%)	96.4	96.2	96.3	95.6	96.7	96.3	96.4
Zinc (%)	57.3	50.7	45.8	46.2	47.5	51.7	46.0
Metal Sales
Silver (in thousands of ounce)	1,322	1,472	1,324	1,255	1,555	4,118	4,675
Gold (in thousands of ounce)	0.7	0.8	0.9	0.7	0.7	2.4	2.6
Lead (in thousands of pound)	13,487	15,279	13,765	13,520	17,269	42,531	49,898
Zinc (in thousands of pound)	2,006	2,269	755	1,033	1,210	5,030	4,815
Cash mining cost ($ per tonne)	66.71	59.67	54.78	49.99	55.21	60.45	52.18
Total mining cost ($ per tonne)	90.12	81.20	76.67	53.50	80.53	82.72	78.46
Cash milling cost ($ per tonne)	9.84	8.50	8.07	10.43	9.09	8.80	9.31
Total milling cost ($ per tonne)	11.87	10.45	10.10	13.60	11.03	10.80	11.35
Cash production cost ($ per tonne)	80.60	71.85	66.93	64.34	68.22	73.18	65.35

Cash cost per ounce of silver ($)	(4.53)	(4.27)	(2.97)	(3.73)	(4.60)	(4.03)	(2.50)
All-in sustaining cost per ounce of silver ($)	2.13	1.08	3.66	0.74	1.34	2.25	3.11

(i)	Q3 Fiscal 2018 vs. Q3 Fiscal 2017

In Q3 Fiscal 2018, the total ore mined at the Ying Mining District was 166,619 tonnes, a decrease of 3% or 4,684 tonnes, compared to 171,303 tonnes mined in the prior year quarter. Correspondingly, ore milled in Q3 Fiscal 2018 decreased by 8% to 167,543 tonnes from 182,259 tonnes in the prior year quarter.

Head grades were 315 grams per ton (“g/t”) for silver, 4.5% for lead, and 1.0% for zinc, compared to 303 g/t for silver, 4.8% for lead and 0.8% for zinc in the prior year quarter. The Company continues to achieve improvements in dilution control using its “Enterprise Blog” to assist manage daily operations.

Metals sold were approximately 1.3 million ounces silver, 13.5 million pounds lead, and 2.0 million pounds zinc, compared to 1.6 million ounces silver, 17.3 million pounds lead, and 1.2 million pounds of zinc in the prior year quarter. The decrease of silver and lead sold was mainly due to silver-lead concentrate inventory built up.

Silver-lead concentrate inventories were 6,200 tonnes containing approximately 0.7 million ounces of silver and 6.8 million pounds of lead, an increase of 33% or 1,544 tonnes, compared to 4,656 tonnes silver-lead concentrate inventories held as at December 31, 2016.

Total and cash mining costs per tonne at the Ying Mining District in Q3 Fiscal 2018 were $90.12 and $66.71 per tonne, respectively, compared to $80.53 and $55.21 per tonne in the prior year quarter. The increase in cash mining costs were mainly due to: i) a $0.9 million increase in raw material supply costs, and iii) a $0.4 million increase in mining labor costs due to additional bonus accrued as per the Company’s profit sharing plan in China.

Total and cash milling costs per tonne at the Ying Mining District in Q3 Fiscal 2018 were $11.87 and $9.84, compared to $11.03 and $9.09 in Q3 Fiscal 2017. The increase in cash milling costs was mainly due to a 15% increase in per tonne raw material supply costs.

Cash cost per ounce of silver, net of by-product credits, in Q3 Fiscal 2018 at the Ying Mining District, was negative $4.53, comparable to negative $4.60 in the prior year quarter.

All in sustaining costs per ounce of silver, net of by-product credits, in Q3 Fiscal 2018 at the Ying Mining District was $2.13 compared to $1.34 in the prior year quarter.

Approximately 25,109 m or $0.4 million of underground diamond drilling (Fiscal Q3 2017 – 36,756 m or $0.6 million) and 5,187 m or $1.6 million of preparation tunnelling (Fiscal Q3 2017 – 4,900 m or $1.4 million) were completed and expensed as mining preparation costs at the Ying Mining District. In addition, approximately 16,326 m or $6.0 million of horizontal tunnel, raises and declines (Q3 Fiscal 2017 – 17,823 m or $5.5 million) were completed and capitalized.

(ii)	Nine months ended December 31, 2017 vs Nine months ended December 31, 2016

For the nine months ended December 31, 2017, a total of 500,321 tonnes of ore were mined and 506,448 tonnes milled at the Ying Mining District, down by 5% and 4%, compared to 524,005 tonnes mined and 530,160 tonnes milled in the same prior year period.

Average head grades were 304 g/t for silver, 4.5% for lead, and 0.9% for zinc compared to 305 g/t for silver, 4.7% for lead, and 1.0% for zinc, respectively, in the same prior year period.

Metals sold were approximately 4.1 million ounces of silver, 2,400 ounces of gold, 42.5 million pounds of lead, and 5.0 million pounds of zinc, compared to 4.7 million ounces of silver, 2,600 ounces of gold, 49.9 million pounds of lead, and 4.8 million pounds of zinc in prior year period.

The cash mining costs was $60.45 per tonne, an increase of 16% compared to $52.18 in the same prior year period. The increase was mainly due to more underground drilling and tunneling being expensed as mining preparation costs as well as the increase of raw material supply prices. The cash milling cost was $8.80 per tonne, a decrease of 5% compared to $9.31 in the same prior year period.

Cash cost per ounce of silver and all in sustaining costs per ounce of silver, net of by product credits, were negative $4.03 and $2.25 respectively, compared to negative $2.50 and $3.11 in the same prior year period.

Approximately 86,007 m or $1.7 million of underground diamond drilling (same prior year period – 71,794 m or $1.7 million) and 16,914 or $4.9 million of preparation tunnelling (same prior year period – 15,069 m or $4.2 million) were completed and expensed as mining preparation costs at the Ying Mining District. In addition, approximately 52,174 m or $16.2 million of horizontal tunnel, raises, and declines (same prior year period – 50,500 m or $15.2 million) were completed and capitalized.

2. GC Mine, Guangdong Province, China

Operational results - GC Mine	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Nine months ended December 31,
	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016	2017	2016
Ore Mined (tonne)	85,665	65,812	64,865	40,224	81,481	216,341	220,522
Ore Milled (tonne)	88,494	63,648	65,944	39,929	81,080	218,086	220,767
Head Grades
Silver (gram/tonne)	97	102	98	91	89	99	94
Lead (%)	1.4	1.4	1.6	1.3	1.4	1.5	1.5
Zinc (%)	2.8	2.8	2.7	2.6	2.8	2.8	2.9
Recovery Rates
Silver (%)	73.6	74.4	81.2	72.8	75.4	76.1	76.2
Lead (%)	83.9	82.8	88.8	82.4	85.5	85.2	86.3
Zinc (%)	81.3	81.6	80.9	74.8	86.5	81.2	86.3
Metal Sales
Silver (in thousands of ounce)	196	155	189	53	179	540	511
Lead (in thousands of pound)	2,263	1,656	2,147	818	2,214	6,066	6,237
Zinc (in thousands of pound)	4,399	3,311	4,244	455	4,478	11,954	11,991
Cash mining cost ($ per tonne)	35.48	34.60	39.20	37.91	31.34	36.33	31.04
Total mining cost ($ per tonne)	43.10	42.62	46.99	45.37	38.90	44.12	39.05
Cash milling cost ($ per tonne)	14.09	14.63	16.73	20.06	13.09	14.60	13.76
Total milling cost ($ per tonne)	16.45	17.90	19.85	24.99	15.50	17.46	16.47
Cash production cost ($ per tonne)	49.57	49.23	55.93	57.97	44.43	50.93	44.80

Cash cost per ounce of silver ($)	(15.34)	(13.56)	(7.80)	(1.72)	(13.11)	(12.19)	(7.15)
All-in sustaining cost per ounce of silver ($)	(4.52)	(3.77)	(2.48)	14.55	(6.12)	(3.59)	(1.29)

(i)	Q3 Fiscal 2018 vs. Q3 Fiscal 2017

In Q3 Fiscal 2018, the total ore mined at the GC Mine was 85,665 tonnes, an increase of 4,184 tonnes or 5%, compared to 81,481 tonnes mined in Q3 Fiscal 2017, while ore milled increased by 9% to 88,494 tonnes from 81,080 tonnes in the prior year quarter.

Head grades were 97 g/t for silver, 1.4% for lead, and 2.8% for zinc compared to 89 g/t for silver, 1.4% for lead, and 2.8% for zinc in the prior year quarter.

The GC Mine sold 196 thousand ounces of silver, 2.3 million pounds of lead, 4.4 million pounds of zinc, compared to 179 thousand ounces of silver, 2.2 million pounds of lead, and 4.5 million pounds of zinc sold in the prior year quarter.

Total and cash mining costs per tonne at the GC Mine in Q3 Fiscal 2018 were $43.10 and $35.48 per tonne, compared to $38.90 and $31.34 per tonne in Q3 Fiscal 2017. The increase in cash mining costs was mainly due to: i) a $0.2 million increase in mining preparation costs resulting from more underground drilling expensed in the current quarter, and ii) a $0.2 million increase in mining contractor fees.

Total and cash milling costs per tonne at the GC Mine in Q3 Fiscal 2018 were $16.45 and $14.09, compared to $15.50 and $13.09, respectively, in Q3 Fiscal 2017. The increase in milling costs was mainly due to a $0.2 million increase in raw material supply costs.

Correspondingly, the cash production costs per tonne of ore processed in Q3 Fiscal 2018 at the GC Mine increased to $49.57 from $44.43 in the prior year quarter.

Cash costs per ounce of silver, net of by-product credits, at the GC Mine, was negative $15.34 compared to negative $13.11 in the prior year quarter. The improvement was mainly due to a $1.4 million or 23% increase in by-product credits resulting from a 12% and 37% increase in net realized lead and zinc selling prices at the GC Mine.

All in sustaining costs per ounce of silver, net of by-product credits, in Q3 Fiscal 2018 at the GC Mine was negative $4.52 compared to negative $6.12 in the prior year quarter.

Approximately 7,770 m or $0.4 million of underground diamond drilling (Q3 Fiscal 2017 – 3,935 m or $0.2 million) and 5,053 m or $1.2 million of tunnelling (Q3 Fiscal 2017 – 4,640 m or $1.3 million) were completed and expensed as mining preparation costs at the GC Mine. In addition, approximately 17 m or $0.1 million of horizontal tunnel, raises and declines (Q3 Fiscal 2017 – 554 m or $0.3 million) were completed and capitalized.

(ii)	Nine months ended December 31, 2017 vs Nine months ended December 31, 2016

For the nine months ended December 31, 2017, a total of 216,341 tonnes of ore were mined and 218,086 tonnes were milled at the GC Mine compared to 220,522 tonnes mined and 220,767 tonnes milled in the same prior year period.

Average head grades were 99 g/t for silver, 1.5% for lead, and 2.8% for zinc compared to 94 g/t for silver, 1.5% for lead, and 2.9% for zinc, respectively, in the same prior year period.

Metals sold were 540 thousand ounces of silver, 6.1 million pounds of lead, and 12.0 million pounds of zinc, compared to 511 thousand ounces of silver, 6.2 million pounds of lead, and 12.0 million pounds of zinc in the same prior year period.

The cash mining costs at the GC Mine was $36.33 per tonne, an increase of 17% compared to $31.04 per tonne in the same prior year period. The increase in cash mining costs was mainly due to a $0.9 million increase in mining preparation costs as more underground drilling and tunnelling was expensed in the current period.

The cash milling costs was $14.60 per tonne, an increase of 6% compared to $13.76 in the same prior year period.

Cash costs per ounce of silver and all in sustaining costs per ounce of silver, net of by product credits, were negative $12.19 and negative $3.59 respectively, compared to negative $7.15 and $1.29 in the same prior year period. The improvement is mainly due to higher by-product credits achieved arising from a 12% and 37% increase, respectively, in lead and zinc realized selling prices.

Approximately 18,253 m or $0.9 million of underground diamond drilling (same prior year period – 9,489 m or $0.6 million) and 14,285 m or $3.8 million of tunnelling (same prior year period – 11,976 m or $3.2 million) were completed and expensed as mining preparation costs at the GC Mine. In addition, approximately 280 m or $0.2 million of horizontal tunnel, raise, and declines (same prior year period –1,685 m or $0.7 million) were completed and capitalized.

FISCAL 2019 PRODUCTION AND CASH COST GUIDANCE

	Ore processed	Silver	Lead	Zinc
	(tonnes)	(g/t)	(%)	(%)
Ying Mining District	630,000	285	4.3	0.9
GC Mine	250,000	98	1.6	3.0

	Silver	Lead	Zinc	Cash cost*	AISC*
	(Moz)	(Mlbs)	(Mlbs)	($/t)	($/t)
Ying Mining District	5.4	56.1	6.2	75.4	123.7
GC Mine	0.6	7.5	13.6	57.2	75.5
Consolidated	6.0	63.6	19.8	70.2	122.2
(*) Both AISC and cash cost are non-IFRS measures. AISC refers to all-in sustaining cost per tonne of ore processed. Cash cost refers to cash production costs per tonne of ore processed. Foreign exchange rates assumptions used are: US$1 = CAD$1.25, US$1 = RMB¥6.50.

In Fiscal 2019, the Company expects to process approximately 880,000 tonnes of ore, yielding 6.0 million ounces of silver, 63.6 million pounds of lead, and 19.8 million pounds of zinc. Fiscal 2019 production guidance represents an increase of approximately 4% in silver production, 1% in lead production, and 8% in zinc production compared to the prior year’s guidance released on February 2, 2017.

1.	Ying Mining District, Henan Province, China

In Fiscal 2019, Ying Mining District plans to mine and process 630,000 tonnes of ore averaging 285 g/t silver, 4.3% lead, and 0.9% zinc with expected metal production of 5.4 million ounces of silver, 56.1 million pounds of lead, and 6.2 million pounds of zinc. Fiscal 2019 production guidance at the Ying Mining District represents an increase of approximately 4% in silver head grade and 2% in lead head grade compared to prior year’s guidance. Metal production is comparable to prior year’s guidance.

The cash production costs is expected to be $75.4 per tonne of ore, and the all-in sustaining costs is estimated at $123.7 per tonne of ore processed.

Capital expenditures at the Ying Mining District in Fiscal 2019 are budgeted at $31.8 million, including $23.2 million for mine tunnelling and ramp development and $8.6 million for equipment and infrastructure.

2.	GC Mine, Guangdong Province, China

In Fiscal 2019, GC Mine plans to mine and process 250,000 tonnes of ore averaging 98 g/t silver, 1.6% lead, and 3.0% zinc with expected metal production of 0.6 million ounces of silver, 7.5 million pounds of lead and 13.6 million pounds of zinc. Fiscal 2019 represents an increase of approximately 50% in silver production, 6% in lead production, and 11% in zinc production.

The cash production costs is expected to be $57.2 per tonne of ore, and the all-in sustaining costs would be $57.2 per tonne of ore processed.

Capital expenditures at GC Mine in Fiscal 2019 are budgeted at $3.0 million, including $1.7 million for mine tunnelling and ramp development and $1.3 million for equipment and infrastructure.

Mr. JianZhao Yin, P.Geo., is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this news release.

This earnings release should be read in conjunction with the Company's Management Discussion & Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on SEDAR at www.sedar.com and are also available on the Company's website at www.silvercorp.ca. All figures are in United States dollars unless otherwise stated.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company's vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

For further information

Silvercorp Metals Inc.
Lorne Waldman
Senior Vice President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2017 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

SILVERCORP METALS INC.
Consolidated Statements of Financial Position
(Unaudited - Expressed in thousands of U.S. dollars)

	As at December 31,	As at March 31,
	2017	2017
ASSETS
Current Assets
Cash and cash equivalents	$66,274	$73,003
Short-term investments	46,986	23,466
Trade and other receivables	1,205	1,311
Inventories	13,631	8,710
Due from a related party	25	92
Prepaids and deposits	3,972	4,250
	132,093	110,832

Non-current Assets
Long-term prepaids and deposits	962	959
Reclamation deposits	5,363	5,054
Investment in an associate	33,902	8,517
Other investments	6,800	1,207
Plant and equipment	68,814	65,201
Mineral rights and properties	223,935	206,200
TOTAL ASSETS	$471,869	$397,970

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$34,799	$30,374
Deposits received	7,351	6,798
Income tax payable	5,037	2,985
	47,187	40,157

Non-current Liabilities
Deferred income tax liabilities	31,516	27,692
Environmental rehabilitation	13,215	12,186
Total Liabilities	91,918	80,035

Equity
Share capital	230,844	232,155
Share option reserve	14,343	13,325
Reserves	25,409	25,409
Accumulated other comprehensive loss	(32,164)	(50,419)
Retained earnings	74,089	42,651
Total equity attributable to the equity holders of the Company	312,521	263,121

Non-controlling interests	67,430	54,814
Total Equity	379,951	317,935

TOTAL LIABILITIES AND EQUITY	$471,869	$397,970

SILVERCORP METALS INC.
Consolidated Statements of Income
(Unaudited - Expressed in thousands of U.S. dollars, except for per share figures)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2017	2016	2017	2016

Sales	$44,352	$47,838	$131,590	$129,407
Cost of sales
Production costs	15,553	14,921	45,839	42,863
Mineral resource taxes	1,255	1,361	3,683	2,802
Depreciation and amortization	4,378	5,178	13,291	15,861
	21,186	21,460	62,813	61,526
Gross profit	23,166	26,378	68,777	67,881

General and administrative	4,915	3,950	13,958	12,462
Government fees and other taxes	902	1,050	2,433	3,476
Foreign exchange (gain) loss	(236)	(444)	2,490	(536)
Loss on disposal of plant and equipment	148	392	324	457
Gain on disposal of NSR	-	-	(4,320)	-
Share of loss (income) in associate	142	126	511	(160)
Dilution gain on investment in associate	(822)	-	(822)	-
Reclassification of other comprehensive loss upon ownership dilution of investment in associate	18	-	18	-
Impairment of plant and equipment and mineral rights and properties	-	-	-	181
Other income	(1,560)	(201)	(1,867)	(324)
Income from operations	19,659	21,505	56,052	52,325

Finance income	822	647	2,046	1,615
Finance costs	(112)	(161)	(329)	(685)
Income before income taxes	20,369	21,991	57,769	53,255
Income tax expense	4,302	5,353	13,586	14,091
Net income	$16,067	$16,638	$44,183	$39,164

Attributable to:
Equity holders of the Company	$12,718	$13,115	$34,800	$30,167
Non-controlling interests	3,349	3,523	9,383	8,997
	$16,067	$16,638	$44,183	$39,164

Earnings per share attributable to the equity holders of the Company
Basic earnings per share	$0.08	$0.08	$0.21	$0.18
Diluted earnings per share	$0.07	$0.08	$0.20	$0.18
Weighted Average Number of Shares Outstanding - Basic	168,077,624	167,192,640	168,003,035	167,048,582
Weighted Average Number of Shares Outstanding - Diluted	169,782,024	171,284,390	169,992,421	171,115,860

SILVERCORP METALS INC.
Consolidated Statements of Cash Flow
(Unaudited - Expressed in thousands of U.S. dollars)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2017	2016	2017	2016
Cash provided by
Operating activities
Net income	$16,067	$16,638	$44,183	$39,164
Add (deduct) items not affecting cash:
Finance costs	112	161	329	685
Depreciation, amortization and depletion	4,683	5,463	14,176	16,812
Share of loss (income) in associate	142	126	511	(160)
Dilution gain on investment in associate	(822)	-	(822)	-
Reclassification of other comprehensive loss upon wonership dilution of investment in associate	18	-	18	-
Gain on disposal of NSR	-	-	(4,320)	-
Impairment of plant and equipment and mineral rights and properties	-	-	-	181
Income tax expense	4,302	5,353	13,586	14,091
Finance income	(822)	(647)	(2,046)	(1,615)
Loss on disposal of plant and equipment	148	392	324	457
Share-based compensation	458	214	1,144	654
Income taxes paid	(2,065)	(1,115)	(9,647)	(4,030)
Interest received	822	647	2,046	1,615
Interest paid	-	(853)	-	(954)
Changes in non-cash operating working capital	4,431	1,955	5,598	8,656
Net cash provided by operating activities	27,474	28,334	65,080	75,556

Investing activities
Mineral rights and properties
Capital expenditures	(5,705)	(14,897)	(16,638)	(25,605)
Plant and equipment
Additions	(1,724)	(1,433)	(4,455)	(4,556)
Proceeds on disposals	-	19	19	51
Other investments
Acquisition	-	(782)	-	(782)
Proceeds on disposals	-	-	-	33
Reclamation	(17)	(1,775)	(36)	(2,160)
Investment in associate	(3,836)	-	(23,861)	-
Net purchases of short-term investments	10,422	(5,542)	(21,345)	(11,518)
Net cash used in investing activities	(860)	(24,410)	(66,316)	(44,537)

Financing activities
Non-controlling interests
Distribution	-	-	(4,891)	(1,460)
Cash dividends distributed	(1,683)	(1,585)	(3,362)	(1,585)
Proceeds from issuance of common shares	174	192	342	489
Common shares repurchased as part of normal course issuer bid	(1,779)	-	(1,779)	-
Net cash used in financing activities	(3,288)	(1,393)	(9,690)	(2,556)
Effect of exchange rate changes on cash and cash equivalents	1,579	(2,041)	4,197	(3,452)

Increase (decrease) in cash and cash equivalents	24,905	490	(6,729)	25,011
Cash and cash equivalents, beginning of the period	41,369	66,484	73,003	41,963
Cash and cash equivalents, end of the period	$66,274	$66,974	$66,274	$66,974

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

		Three months ended December 31, 2017
		Ying Mining District[1]	GC2	Total

Production Data
Mine Data
	Ore Mined (tonne)	166,619	85,665	252,284
	Ore Milled (tonne)	167,543	88,494	256,037

+	Mining cost per tonne of ore mined ($)	90.12	43.10	74.16
	Cash mining cost per tonne of ore mined ($)	66.71	35.48	56.11
	Non cash mining cost per tonne of ore mined ($)	23.41	7.62	18.05

+	Unit shipping costs($)	4.05	-	2.69

+	Milling cost per tonne of ore milled ($)	11.87	16.45	13.45
	Cash milling cost per tonne of ore milled ($)	9.84	14.09	11.31
	Non cash milling cost per tonne of ore milled ($)	2.03	2.36	2.14

+	Average Production Cost
	Silver ($ per ounce)	5.64	5.91	5.86
	Gold ($ per ounce)	380	-	406
	Lead ($ per pound)	0.44	0.58	0.47
	Zinc ($ per pound)	0.49	0.64	0.52
	Other ($ per pound)	0.45	-	0.01

+	Total production cost per ounce of Silver, net of by-product credits ($)	(1.87)	(10.95)	(3.04)
+	Total cash cost per ounce of Silver, net of by-product credits ($)	(4.53)	(15.34)	(5.92)

+	All-in sustaining cost per ounce of Silver, net of by-product credits ($)	2.13	(4.52)	3.16
+	All-in cost per ounce of Silver, net of by-product credits ($)	2.97	(7.23)	3.50

	Recovery Rates
	Silver (%)	95.8	73.6	92.7
	Lead (%)	96.4	83.9	94.6
	Zinc (%)	57.3	81.3	71.7

	Head Grades
	Silver (gram/tonne)	315	97	240
	Lead (%)	4.5	1.4	3.4
	Zinc (%)	1.0	2.8	1.6

Concentrate in stock
	Lead concentrate (tonne)	6,200	34	6,234
	Zinc concentate (tonne)	230	60	290

Sales Data
Metal Sales
	Silver (in thousands of ounces)	1,322	196	1,518
	Gold (in thousands of ounces)	0.7	-	0.7
	Lead (in thousands of pounds)	13,487	2,263	15,750
	Zinc (in thousands of pounds)	2,006	4,399	6,405

Metal Sales
	Silver (in thousands of $)	17,718	2,088	19,806
	Gold (in thousands of $)	632	-	632
	Lead (in thousands of $)	14,045	2,378	16,423
	Zinc (in thousands of $)	2,337	5,048	7,385
	Other (in thousands of $)	100	6	106
		34,832	9,520	44,352

Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	13.40	10.65	13.05
	Gold ($ per ounce)	903	-	903
	Lead ($ per pound)	1.04	1.05	1.04
	Zinc ($ per pound)	1.17	1.15	1.15
1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 52.5% from lead concentrates and 21.1% from zinc concentrates .
2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lower the net silver selling price.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

		Three months ended December 31, 2016
		Ying Mining
		District[1]	GC2	Total

Production Data
Mine Data
	Ore Mined (tonne)	171,303	81,481	252,784
	Ore Milled (tonne)	182,259	81,080	263,339

+	Mining cost per tonne of ore mined ($)	80.53	38.90	67.12
	Cash mining cost per tonne of ore mined ($)	55.21	31.34	47.52
	Non cash mining cost per tonne of ore mined ($)	25.32	7.56	19.60

+	Unit shipping costs($)	3.92	-	2.67

+	Milling cost per tonne of ore milled ($)	11.03	15.50	12.40
	Cash milling cost per tonne of ore milled ($)	9.09	13.09	10.32
	Non cash milling cost per tonne of ore milled ($)	1.94	2.41	2.08

+	Average Production Cost
	Silver ($ per ounce)	5.41	5.68	5.67
	Gold ($ per ounce)	401	-	434
	Lead ($ per pound)	0.37	0.55	0.40
	Zinc ($ per pound)	0.32	0.49	0.35
	Other ($ per pound)	-	3.99	2.88

+	Total production cost per ounce of Silver, net of by-product credits ($)	(1.81)	(8.45)	(2.50)
+	Total cash cost per ounce of Silver, net of by-product credits ($)	(4.60)	(13.11)	(5.48)

+	All-in sustaining cost per ounce of Silver, net of by-product credits ($)	1.34	(6.12)	1.87
+	All-in cost per ounce of Silver, net of by-product credits ($)	1.46	(4.77)	2.12

	Recovery Rates
	Silver (%)	95.1	75.4	92.8
	Lead (%)	96.7	85.5	95.4
	Zinc (%)	47.5	86.5	70.9

	Head Grades
	Silver (gram/tonne)	303	89	237
	Lead (%)	4.8	1.4	3.7
	Zinc (%)	0.8	2.8	1.5

Concentrate in stock
	Lead concentrate (tonne)	4,656	10	4,666
	Zinc concentate (tonne)	670	29	699

Sales Data
Metal Sales
	Silver (in thousands of ounces)	1,555	179	1,734
	Gold (in thousands of ounces)	0.7	-	0.7
	Lead (in thousands of pounds)	17,269	2,214	19,483
	Zinc (in thousands of pounds)	1,210	4,478	5,688
	Other (in thousands of pound)	-	28	28

Metal Sales
	Silver (in thousands of $)	21,664	1,746	23,410
	Gold (in thousands of $)	723	-	723
	Lead (in thousands of $)	16,658	2,085	18,743
	Zinc (in thousands of $)	995	3,775	4,770
	Other (in thousands of $)	-	192	192
		40,040	7,798	47,838

Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	13.93	9.75	13.50
	Gold ($ per ounce)	1,033	-	1,033
	Lead ($ per pound)	0.96	0.94	0.96
	Zinc ($ per pound)	0.82	0.84	0.84
1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG a nd HZG.
2 GC Silver recovery rate cons is ts of 51.0% from l ead concentrates a nd 24.4% from zinc concentrates .
2 GC Silver sold in zinc concentrates i s s ubjected to higher s melter a nd refining charges which l ower the net silver selling price .

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

		Nine months ended December 31, 2017
		Ying Mining
		District[1]	GC2	Consolidated

Production Data
Mine Data
	Ore Mined (tonne)	500,321	216,341	716,662
	Ore Milled (tonne)	506,448	218,086	724,534

+	Mining cost per tonne of ore mined ($)	82.72	44.12	71.07
	Cash mining cost per tonne of ore mined ($)	60.45	36.33	53.17
	Non cash mining cost per tonne of ore mined ($)	22.27	7.79	17.90

+	Unit shipping costs($)	3.93	-	2.75

+	Milling cost per tonne of ore milled ($)	10.80	17.46	12.81
	Cash milling cost per tonne of ore milled ($)	8.80	14.60	10.55
	Non cash milling cost per tonne of ore milled ($)	2.00	2.86	2.26

+	Average Production Cost
	Silver ($ per ounce)	5.74	6.35	6.04
	Gold ($ per ounce)	424	-	458
	Lead ($ per pound)	0.41	0.59	0.44
	Zinc ($ per pound)	0.46	0.63	0.48
	Other ($ per pound)	0.39	0.01	0.02
+	Total production cost per ounce of Silver, net of by-product credits ($)	(1.40)	(7.60)	(2.12)
+	Total cash cost per ounce of Silver, net of by-product credits ($)	(4.03)	(12.19)	(4.97)

+	All-in sustaining cost per ounce of Silver, net of by-product credits ($)	2.25	(3.59)	3.35
+	All-in cost per ounce of Silver, net of by-product credits ($)	2.69	(3.53)	3.75

	Recovery Rates
	Silver (%)	95.7	76.1	93.3
	Lead (%)	96.3	85.2	94.9
	Zinc (%)	51.7	81.2	68.9

	Head Grades
	Silver (gram/tonne)	304	99	242
	Lead (%)	4.5	1.5	3.6
	Zinc (%)	0.9	2.8	1.4

Concentrate in stock
	Lead concentrate (tonne)	6,200	34	6,234
	Zinc concentate (tonne)	230	60	290

Sales Data
Metal Sales
	Silver (in thousands of ounces)	4,118	540	4,658
	Gold (in thousands of ounces)	2.4	-	2.4
	Lead (in thousands of pounds)	42,531	6,066	48,597
	Zinc (in thousands of pounds)	5,030	11,954	16,984
	Other (in thousands of pounds)	524	16,190	16,714

Metal Sales
	Silver (in thousands of $)	56,850	5,735	62,585
	Gold (in thousands of $)	2,448	-	2,448
	Lead (in thousands of $)	41,728	5,948	47,676
	Zinc (in thousands of $)	5,604	12,548	18,152
	Other (in thousands of $)	495	234	729
		107,125	24,465	131,590

Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	13.81	10.62	13.44
	Gold ($ per ounce)	1,020	-	1,020
	Lead ($ per pound)	0.98	0.98	0.98
	Zinc ($ per pound)	1.11	1.05	1.07

1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 55.4% from lead concentrates and 20.7% from zinc concentrates .
2 GC Silver sold i n zinc concentrates i s s ubjected to higher smelter and refining charges which lowers the net silver selling price.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

		Nine months ended December 31, 2016
		Ying Mining
		District[1]	GC2	Total

Production Data
Mine Data
	Ore Mined (tonne)	524,005	220,522	744,527
	Ore Milled (tonne)	530,160	220,767	750,927

+	Mining cost per tonne of ore mined ($)	78.46	39.05	66.79
	Cash mining cost per tonne of ore mined ($)	52.18	31.04	45.92
	Non cash mining cost per tonne of ore mined ($)	26.28	8.01	20.87

+	Unit shipping costs($)	3.86	-	2.72

+	Milling cost per tonne of ore milled ($)	11.35	16.47	12.86
	Cash milling cost per tonne of ore milled ($)	9.31	13.76	10.62
	Non cash milling cost per tonne of ore milled ($)	2.04	2.71	2.24

+	Average Production Cost
	Silver ($ per ounce)	5.93	6.70	6.23
	Gold ($ per ounce)	434	-	468
	Lead ($ per pound)	0.33	0.49	0.35
	Zinc ($ per pound)	0.29	0.46	0.32
	Other ($ per pound)	-	0.02	0.02

+	Total production cost per ounce of Silver, net of by-product credits ($)	0.39	(2.52)	0.10
+	Total cash cost per ounce of Silver, net of by-product credits ($)	(2.50)	(7.15)	(2.95)

+	All-in sustaining cost per ounce of Silver, net of by-product credits ($)	3.11	(1.29)	3.96
+	All-in cost per ounce of Silver, net of by-product credits ($)	3.81	(0.63)	4.65

	Recovery Rates
	Silver (%)	95.4	76.2	93.2
	Lead (%)	96.4	86.3	95.2
	Zinc (%)	46.0	86.3	68.0

	Head Grades
	Silver (gram/tonne)	305	94	243
	Lead (%)	4.7	1.5	3.7
	Zinc (%)	1.0	2.9	1.5

Concentrate in stock
	Lead concentrate (tonne)	4,656	10	4,666
	Zinc concentate (tonne)	670	29	699

Sales Data
Metal Sales
	Silver (in thousands of ounces)	4,675	511	5,186
	Gold (in thousands of ounces)	2.6	-	2.6
	Lead (in thousands of pounds)	49,898	6,237	56,135
	Zinc (in thousands of pounds)	4,815	11,991	16,806
	Other (in thousands of pound)	-	8,579	8,579

Metal Sales
	Silver (in thousands of $)	65,953	5,268	71,221
	Gold (in thousands of $)	2,682	-	2,682
	Lead (in thousands of $)	38,723	4,656	43,379
	Zinc (in thousands of $)	3,308	8,514	11,822
	Other (in thousands of $)	-	303	303
		110,666	18,741	129,407

Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	14.11	10.31	13.73
	Gold ($ per ounce)	1,032	-	1,032
	Lead ($ per pound)	0.78	0.75	0.77
	Zinc ($ per pound)	0.69	0.71	0.70

1 Ying Mining District i ncludes mines : SGX, TLP, HPG,LM, BCG a nd HZG.
2 GC Silver recovery rate consists of 54.2% from l ead concentrates a nd 22.0% from zinc concentrates .
2 GC Silver sold in zinc concentrates i s subjected to higher smelter a nd refi ning charges which l ower the net s ilver selling price.